UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 30, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

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82 - ☐

Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

April 30, 2007	For Immediate Release

NEWS  RELEASE

GREAT PANTHER RELEASES RESULTS FROM FIRST YEAR AS SILVER PRODUCER

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) reports that it has filed its audited 2006 financials, MD&A and AIF (20-F).

The Company is pleased to report revenue of $7,069,442 for the fiscal year 2006, which marked the Company’s successful transition from explorer and developer to a primary silver producer, placing its two wholly owned historic mines back into production. Total cost of sales was $7,119,047 including one-time startup costs of $1,976,722, such that direct production costs came to $5,142,325. With total production of 638,860 silver equivalent ounces, this translates to an overall cash production cost of US$6.91/oz Ag Eq. (All figures are in Canadian dollars unless otherwise stated).

Highlights for the period include:

•	First shipment and revenues from sales of concentrates from 100% owned Topia Silver-Lead-Zinc Mine in Durango, Mexico.

•

Commenced production and sales at 100% owned Guanajuato Silver-Gold Mine in Guanajuato, Mexico; throughput increased to 700 tonnes per day (“tpd”) at yearend. Finalized payment of its US$7.25 million acquisition of Guanajuato Mine Complex.

•	Total production for both mines for the year was 638,860 ounces of Silver Equivalent (oz of Ag Eq), including 313,484 oz Ag; 1,394 oz Au; 1,381,637 lbs Pb and 1,636,139 lbs Zn.

•	$7,069,442 in revenues attributed to production at Topia and Guanajuato Mines.

•	Raised $15 million in over-subscribed financing underwritten by Jennings Capital Inc.

•	Working capital as of December 31, 2006 was $12,533,156.

•	Surface and underground drilling campaign expanded mineralized zones and identified new targets at Topia; National Instrument (“NI”) 43-101 compliant resource estimate filed.

•	Surface drilling at Guanajuato identified new zones of high grade mineralization.

•	Signed Option Agreement to acquire 100% interest in Mapimi Silver-Lead-Zinc Project (formerly Km66), an advanced-stage open pit target in eastern Durango State, Mexico.

•	Filed NI 43-101 compliant inferred resource estimate at Mapimi of 22.3 million ounces of silver equivalent.

•	Graduated to the Toronto Stock Exchange from the TSX Venture Exchange. The symbol “GPR” remained unchanged.

Bringing two historic mines back into production in one year was a major achievement for the Company. Great Panther’s 2006 revenue rose quarter-by-quarter as production volumes steadily increased at both operations. Revenue grew from $405,000 in the first quarter to approximately $3.9 million by the fourth quarter as set out in the chart below:

Revenue from operations is expected to increase further in 2007 with increased capacity at both sites.

One-time start-up costs, accelerated depreciation, and other costs of exploration and overhead (including non-cash stock-based compensation of $4,672,774 due to a significant increase in the number of employees, particularly in Mexico) resulted in an overall accounting loss for the year of $15,084,437 or $0.25 per share.

At the Guanajuato Mine, higher grade stopes did not contribute to production in 2006 due to longer than expected lead times required for their development. This effectively lowered the overall output for the year at Guanajuato, such that the Company produced a total of 638,860 silver equivalent ounces from the two operations combined. Total production costs were kept under control, however, and declined throughout the year. As expected, the higher grades and greater production from Topia resulted in a lower cost per ounce (US$3.62/oz Ag Eq) than at Guanajuato (US$17.17/oz Ag Eq), which only started in June 2006 with low grade ore. Unit costs at both mines are expected to decrease through 2007. The aforementioned unit costs differ somewhat from previously reported cost estimates (Feb. 1, 2007 news release) due to the reclassification of certain expenses.

The Company spent $3,968,083 in exploration in 2006, primarily at Topia and Guanajuato, and was highly successful in discovering and defining new mineralized zones close to surface that can be developed quickly for near term production. Surface diamond drilling at Mapimi commenced in December 2006. The Company has set a goal of doubling existing NI 43-101 resources at both Topia and Mapimi by the end of 2007.

Great Panther is continuing the development of long term mine plans for both Topia and Guanajuato. Lower levels of the Guanajuato Mine are being prepared for a program of deep diamond drilling and at Topia, the Argentina Vein is being readied for increased production. Great Panther looks forward to a steady rise in production through 2007.

For further information, please contact Robert Archer or Kaare Foy at 604-608-1766.

ON BEHALF OF THE BOARD

“Robert A. Archer”	“Kaare G. Foy”
Robert A. Archer	Kaare G. Foy
President & CEO	Chairman and CFO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: May 1, 2007